1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
April 21, 2022	www.integraresources.com

INTEGRA ANNOUNCES SIMPLIFIED STRATEGY TO ADVANCE PERMITTING AND DEVELOPMENT OF
GOLD-SILVER HEAP LEACHING, SUBSTANTIALLY REDUCING CAPITAL REQUIREMENTS AND OPERATING
COSTS, INITIATES EXPLORATION TO EXPAND HEAP LEACHABLE RESOURCE AT DELAMAR PROJECT

  2022 Strategy: Advance permitting and development of the simple, low-cost heap leach stage as a stand-alone mine project capable of producing an average of 136,000 ozs per year of gold equivalent ("AuEq") based on figures from the Company's recently announced Pre-feasibility Study ("PFS")
  Exploration Program Targeting Heap Leach Resource Expansion Initiated: Aimed at extending the heap leach mine life through near surface exploration
  Lower Project Financing Risk: Heap leach only mine reduces capital by ~US$235M over the mine life, a reduction of 40%, reduces site level all-in sustaining cost ("AISC") per ounce by 15% and will likely lead to additional project financing options given shortened payback period and higher margins
  Heap leach site level AISC: US$814/oz AuEq which generates average after-tax annual free-cash flow of US$101 million over first 7 years
  Lower Permitting Risk: Heap leach only scenario significantly reduces surface area disturbance and lowers water and power usage, among other benefits
  Lower Development Risk: Development risk of a heap leach mine is expected to be lower than other processing options
  Mill Optionality Preserved: Non-oxide milling expansion, though not pursued in this year's permitting and development, will continue to be optimized through further study work and can be pursued under the right market conditions.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce an exploration program to expand the Oxide and Mixed resource at its DeLamar Project while advancing the heap leach stage of the project into permitting and development on a stand-alone basis. The simple, low-cost, low-risk strategy to focus on the financial engine of the Project, the heap leach, does not negate the strong optionality of the project in multiple areas. Exploration efforts going forward will target heap leachable material to expand the heap leach life-of-mine.

Advancing the DeLamar gold-silver project towards permitting and development of the heap leach stage as a stand-alone mining operation, is a far lower cost, lower risk option for the Company and its shareholders, creating strong economic returns and rapid payback. In these inflationary times, with increased scrutiny on permitting of all resource projects, this is the optimal strategy for the Company and its shareholders, as it vastly reduces execution risk.

"Integra's 2022 DeLamar PFS highlighted an abundance of optionality derived from a myriad of development scenarios to advance the asset. The core financial engine of the DeLamar project is the heap leach. Based on data provided in the PFS, and despite the fact that the project was costed out during a period of high inflation, the heap leach operation at DeLamar showed solid returns with an after-tax NPV(5%) of US$314 million and an after-tax IRR of 33% at US1,700/oz Au and US$21.50/oz Ag and produces close to 1 M ozs of gold equivalent on its own. Leverage to higher gold and silver prices amplifies the economics, with an after-tax NPV(5%) of US$435 million and an after-tax IRR of 43% at US$1,900 Au and US$24.03 Ag. During the 8-year heap leach operation, the Project averages 136,000 ozs per year AuEq with a site level AISC of US$814/oz Au Eq. The Company will advance permitting of the heap leach operation while preserving the optionality presented in the PFS in terms of other development scenarios, once in production. The heap leach stand-alone strategy will result in total project capital savings of over US$235 million and a decrease in site level AISC of 15%. The strategy also simplifies the future permitting, financing and construction plans since permitting and financing the heap-leach as a stand-alone mine without the mill initially, is viewed as a lower risk strategy. When fully developed, DeLamar has the potential to become one of the lowest cost and largest heap-leach mining operations in North America that is not currently owned by a major producer."

Mr. Salamis further states, "DeLamar's robust heap leach economics in the PFS can be further enhanced through the addition of heap leachable Oxide and Mixed resources into future mine plans, with obvious high potential Oxide resource additions occurring near planned mining and processing infrastructure. Heap-leachable resource expansion upside potential is clearly the lowest-hanging-fruit on the project and provides the lowest cost means of adding to future production profiles and mine life. Our exploration team has identified numerous Oxide and Mixed gold-silver targets over our large 5,220-hectare land package, the most attractive being low-grade stockpiles at surface from mining that occurred on site from the 1970s-1990s. Other targets occur on extension from existing resources, hosting recent and historically drilled intercepts that demonstrate bulk tonnage, gold-silver Oxide and Mixed intercepts from 25 m to 100 m in thickness, at average grades consistent with our currently contemplated PFS heap leach gold-silver grades."

The Company will continue to assess timing for development of the mill and related operations based on market factors and other variables in the future, once the heap-leach mine is fully operational.  Additional enhancements to the future Non-oxide processing as well as potential high-grade gold-silver from Florida Mountain will continue to be studied and explored; however, incorporating these options after permitting for the heap leach stage presents a much lower-risk investment scenario for the Company and its shareholders. The ability to advance a simple, low-capital intensity and highly economic heap leach stand-alone gold-silver mine operation while preserving future optionality will be the focus of permitting, development and exploration on the Project in the near term.

2022: Focus on Heap Leach Mine Development and Permitting

Permitting work at DeLamar has been initiated and is focused on a fully developed stand-alone heap leach gold-silver operation. Baseline study work is well underway to support the submittal of a Plan of Operations in H1 2023. Integra expects many ancillary benefits by focusing on the heap leach stand-alone mine permitting, including:

  Mill expansion capital requirements will no longer be a project requirement, leading to a savings of over US$235 million on life of mine capital. In this scenario, estimated site level AISC costs also drop from US$955/oz to US$814/oz, on a co-product basis, thus significantly reducing future financing risk.
  Funds generated from the successful future operation of the heap leach will not be initially committed to Non-oxide mill processing construction, but instead used to reduce the payback period of the mine and deployed for other purposes such as expanded resource development
  The heap leach stand-alone mine will no longer require the permitting and construction of a mill or a 97-hectare tailings storage facility, significantly reducing land disturbance and permitting risk
  The amount of waste rock produced from the heap leach stand-alone scenario will be far less.
  Significant reduction in tailings, waste dumps and potential pit lakes.
  Development of the heap leach only mine at DeLamar will lead to significant decreases in water and power usage, further simplifying permitting and development.

Item	Units	Heap Leach	HL and Mill	Difference	% Change
Power	MW	15	25	10	-40%
Water for processing	GPM	526	1,100	574	-52%
Haul trucks	Units	11	16	5	-31%
Total Strip Ratio	W:O	1.35	2.21	0.86	-39%
Waste rock moved	K Tonnes	109,495	273,217	163,722	-60%
Net Operating Cost	K US$	704,343	1,584,466	880,123	-56%
Pre-production Capital	K US$	278,092	288,097	10,005	-3%
Sustaining Capital	K US$	76,855	301,358	224,503	-74%
Total Capital	K US$	354,947	589,455	234,508	-40%

Note: The numbers in the table above include working capital, cash for bond, reclamation, and salvage value.

2022: Focus on Gold-Silver Oxide Expansion, in proximity to Planned Infrastructure

As highlighted in the 2022 PFS study, significant heap leachable Oxide and Mixed resource expansion potential exists in many areas of the project. Internal models generated by the Company demonstrate the tremendous leverage associated with increasing the heap leachable gold-silver resource and amplifying the mine plan accordingly. The Company has identified the potential to add Oxide and Mixed gold-silver mineralization for the Heap Leach in three areas: Florida Mountain West, approximately 300 m from the planned open pit, BlackSheep, adjacent to the Milestone open pit, and historic DeLamar low-grade stockpiles that are situated adjacent to planned mining and processing infrastructure.

Florida Mountain West:

West of Florida Mountain in the areas of Rich Gulch and Blue Gulch, soil geochemistry and Induced Polarization ("IP") Chargeability has delineated a large, mineralized area of which the upper has potential to provide additional Oxide and Mixed resource for the proposed heap-leach operation. This consists of several 50 m wide zones with a combined strike length of 2,000 m with historical drilling in the area showing very encouraging grades.  Based on the historical drilling, the depth of partial to complete oxidation is expected to range between 50 m and 70 m.

Historical drill results for Florida Mountain West can be viewed by clicking on the link below:

https://integraresources.com/site/assets/files/2572/fm_west_drill_results.pdf

To view a map of Florida Mountain West, click on the link below:

https://integraresources.com/site/assets/files/2572/florida_mountain_west_map.pdf

BlackSheep: Slaughterhouse Gulch and Lucky Days

Exploration in the BlackSheep District, to the north of DeLamar, is in its early stages. However, two extensive areas of outcropping mineralization have been identified based on soil geochemistry, IP Chargeability, and historical drilling. At Slaughterhouse Gulch, a 2,000 m long by 70 m to 100 m wide mineralized corridor has been delineated and is ready to be drill tested.  Similarly, at Lucky Days, a 1,000 m long by several hundred-meter-wide zone of mineralization will be drill tested this year to better define the mineralized structures prior to delineating a resource.

Integra and historical drill results for BlackSheep can be viewed by clicking on the link below:

https://integraresources.com/site/assets/files/2572/bs_south_drill_results_slg.pdf

To view a map of BlackSheep South, click on the link below:

https://integraresources.com/site/assets/files/2572/blacksheep_south_map.pdf

DeLamar Low-grade Stockpiles:

There is also an opportunity, through the evaluation of the historical low-grade stockpiles and backfill, for gold and silver to be processed using similar heap leach methods outlined in the PFS. Kinross Gold Corp ("Kinross"), the previous operator of the Project, halted production and began reclamation efforts in 2001 at very low gold and silver prices as compared to current prices. The average grade of the approximately 22 Million tonnes ("Mt") of mill feed processed during the life of the Nerco Kinross operation was 1.2 g/t Au and 75 g/t Ag, with approximately 70Mt of lower-grade material being stockpiled in low-grade stockpiles and pit back-fill. During the 20-year long mining operation, Kinross mine staff clearly viewed that this material might someday become economic at higher gold-silver prices and improved low-grade gold-silver processing techniques.

The Company estimates that approximately 60Mt of this run-of-mine low-grade waste could be available for processing via heap-leaching, subject to further confirmatory studies.  Based on preliminary in-house calculations and limited historic drilling of the low-grade stockpiles, the Company is optimistic that the average grade of the low-grade dumps and back-fill is likely to be above the 0.2 g/t AuEq used as the Heap Leach cut-off grade in Integra's recent PFS.

Kinross drilled into the eastern portion of Waste Dump 1 (see map below). To view a drill results from this historical drilling, click on the link below:

https://integraresources.com/site/assets/files/2572/waste_dump_1_drill_results.pdf

To view a map of the low-grade stockpiles at DeLamar, click on the link below:

https://integraresources.com/site/assets/files/2572/del_low-grade_stockpile.pdf

To view a map of the low-grade stockpiles at Florida Mountain, click on the link below:

https://integraresources.com/site/assets/files/2572/fm_low-grade_stockpile.pdf

2022: Further Study of High-grade at Florida Mountain

The Company continues to pursue the high-grade potential below Florida Mountain. To date, the Company has drilled more than 110 intercepts of high-grade gold and silver at Florida Mountain. The high-grade structures at Florida Mountain extend 7,000 m on strike in the North-South direction and to a depth of 400 m. The Company intends to complete surface drilling along this strike length to further identify the location of high-grade shoots that dip steeply below Florida Mountain.

The Company is in the process of compiling all the high-grade drill intersects to date to further study continuity at Florida Mountain and the potential for an Inferred Resource Estimate.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, of Post Falls, Idaho, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, of Reno, Nevada.  Each is a qualified person under NI 43-101.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of the Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost ("AISC")

Site level AISC include cash costs and sustaining capital, but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Project.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.